Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

December 21, 2022

Re:	Meta Platforms, Inc. Form 10-Q for the Quarterly Period Ended September 30, 2022 Filed October 26, 2022 File No. 001-35551

Ms. Lauren Pierce, Staff Attorney

Mr. Joshua Shainess, Legal Branch Chief

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Pierce and Mr. Shainess:

On behalf of our client, Meta Platforms, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff” of the “Commission”) dated November 21, 2022, relating to the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2022.

For your convenience, we have reproduced the Staff’s comments preceding the Company’s responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview of Third Quarter Results

Developments in Advertising, page 33

1.	We note your disclosure on page 45 stating that the reduction in advertising demand was “primarily driven by reduced marketer spending as a result of a more challenging macroeconomic environment, as well as, to a lesser extent, the other factors discussed” in this section. Please explain the basis for your statement that a more challenging macroeconomic environment is the primary driving factor behind reduced demand for your advertising services. Disclose the basis for your belief that the other factors have had a lesser impact and explain why, if true, you cannot assess their impact on your ad revenue. Please ensure that responsive disclosure appears where relevant throughout your filing. Additionally, identify the steps you are taking to replace lost advertising revenue. In this regard, we note that in your earnings call for the third quarter of 2022, your management discussed an AI discovery engine that is powering Reels and integration with messaging, as well as click-to-messaging ads.

Response

The Company assesses which factors have impacted advertising demand in any given period through a variety of means, including interactions with advertisers, surveys or other internal data, and external resources with market insights for the advertising industry and macroeconomic developments more generally. The Company’s belief that the reduction in demand for its advertising services was primarily driven by reduced marketer spending as a result of a more challenging macroeconomic environment during the quarter ended September 30, 2022 was based on both internal and external data. In particular, the Company periodically surveys its sales employees supporting a representative sample of advertisers in order to understand the reasons for the respective advertisers’ spending trends with the Company. The surveys ask the Company’s sales employees to identify specific factors impacting spend in the relevant period, including those relating to the Company’s platform as well as macroeconomic, industry, and advertiser-specific conditions. These observations help inform the Company’s estimates of the magnitude of the impact of specific trends on its advertising revenue. In the third quarter of 2022, such results showed that macroeconomic trends were the most significant inhibitors of advertiser spend in the period, followed by platform-specific factors such as ad performance, including as a result of targeting and measurement challenges. More specifically with respect to macroeconomic trends, the Company believes that as macroeconomic pressures reduce the likelihood of consumer purchases of discretionary goods and services, advertisers are more likely to reduce their spending as they anticipate a lower return on investment. The Company also believes that marketers have reduced spend as a result of pressures on their advertising budgets by factors such as inflation, rising interest rates, and related market uncertainty. This view was supported by the internal survey results, as well as various external resources, such as publicly available economic data, consumer sentiment indexes, and stock market performance, and the Company’s historical experience during prior periods of macroeconomic pressure and market uncertainty. However, as noted in the Company’s previous response, although the Company attempts to estimate the general magnitude of the impact of these trends on its advertising revenue through these means, the Company does not have full visibility into the factors driving individual advertiser decisions across its advertiser base, so its estimates are necessarily imprecise.

The Company respectfully advises the Staff that in its future filings in the section titled “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” it will provide additional disclosure regarding its assessments of the trends driving advertising revenue results. The Company proposes the following disclosure in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” updated as applicable for the full-year reporting period and any changes since the date of this letter:

* * *

Although we regularly evaluate a variety of sources to understand trends in our advertising revenue, including those discussed in the section entitled “—Executive Overview of Third Quarter Results,” we do not have perfect visibility into the factors driving advertiser spending decisions and our assessments involve complex judgments about what is driving advertising decisions across a large and diversified advertiser base across the globe. Trends impacting advertising spend are also dynamic and interrelated. As a result, it is difficult to identify with precision which advertiser spending decisions are attributable to which trends, and we are unable to quantify the exact impact that each trend had on the Company’s advertising revenue during the period.

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December 21, 2022	2

With respect to the Company’s efforts to replace lost advertising revenue, the Company proposes the following additional disclosure in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” (with underlined text marking new text and stricken text marking deleted text), updated as applicable for any changes since the date of this letter:

* * *

Developments in Advertising

[…]

To mitigate these developments, we are working to evolve our advertising systems to improve the performance of our ad products. We are developing privacy enhancing technologies to deliver relevant ads and measurement capabilities while reducing the amount of personal information we process, including by relying more on anonymized or aggregated third-party data. In addition, we are developing tools that enable marketers to share their data into our systems, as well as ad products that generate more valuable signals within our apps. More broadly, we also continue to innovate our advertising tools to help marketers prepare campaigns and connect with consumers, including developing growing formats such as Reels ads and our business messaging ad products. Across all of these efforts, we are making significant investments in artificial intelligence and machine learning to improve our delivery, targeting, and measurement capabilities. We are also engaging with others across our industry to explore the possibility of new open standards for the private and secure processing of data for advertising purposes. We expect that some of these efforts will be long-term initiatives, and that the regulatory and platform developments described above will continue to adversely impact our advertising revenue for the foreseeable future.

Other Business and Macroeconomic Conditions

Other global and regional business, macroeconomic, and geopolitical conditions also have had, and we believe will continue to have, an impact on our user growth and engagement and advertising revenue. In particular, we believe advertising budgets have been pressured by factors such as inflation, rising interest rates, and related market uncertainty, which has led to reduced marketer spending. In addition, competitive products and services have reduced some users' engagement with our products and services. In response to competitive pressures, we have introduced new features such as Reels ~~which~~ and are investing in our artificial intelligence-powered discovery engine to recommend relevant unconnected content across our products. While Reels is growing in usage, it is not currently monetized at the same rate as our feed or Stories products. We also have seen fluctuations and declines in the size of our active user base in one or more markets from time to time. For example, in connection with the war in Ukraine, access to Facebook and Instagram was restricted in Russia and the services were then prohibited by the Russian government, which adversely affected user growth and engagement in the third quarter of 2022. These trends adversely affected advertising revenue in the third quarter of 2022, and we expect will continue to affect our advertising revenue in the foreseeable future.

* * *

To the extent these efforts are relevant in future periods, the Company intends to include similar disclosure in such reports.

December 21, 2022	3

Investment Philosophy, page 34

2.	Please quantify how your investments in your Reality Labs segment are allocated between long-term technological developments aimed at developing the “metaverse,” such as neural interfaces, and short-term projects developing specific products for sale and platforms, such as Meta Quest and Horizon Worlds.

Response

The Company respectfully advises the Staff that the Company will revise the disclosure set forth in its response to comment 1 in the Staff’s letter dated September 29, 2022 as follows (with underlined text marking new text) and will include this disclosure, updated as applicable for any changes since the date of this letter, in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 under “Item 1. Business.”

* * *

Reality Labs Products

Many of our metaverse investments are directed toward long-term, cutting edge research and development for products that are not on the market today and may only be fully realized in the next decade. This includes exploring new technologies such as neural interfaces using electromyography, which lets people control their devices using neural signals, as well as innovations in artificial intelligence and hardware to help build next-generation interfaces. In the near term, we are continuing to develop early metaverse experiences through Reality Labs' augmented and virtual reality products that help people feel connected, anytime, anywhere. Our current product offerings include Meta Quest virtual reality devices, as well as software and content available through the Meta Quest Store, which let people defy distance and enable a range of social experiences, including gaming, fitness, entertainment, and more. For example, we have launched Horizon Worlds, a social platform where people can interact with friends, meet new people, play games, and attend virtual events, and Horizon Workrooms, a virtual reality space for teams to connect and collaborate at work. Our hardware products also include Meta Portal video calling devices and augmented reality experiences like Ray-Ban Stories smart glasses, which let people stay more present through hands-free interaction. In general, while all of these investments are part of our long-term initiative to help build the metaverse, our virtual reality and social platform efforts also include notable shorter-term projects developing specific products and services to go to market. The substantial majority of our augmented reality efforts are directed toward longer-term research and development projects. For example, in 2023, we expect to spend approximately [●]% of our Reality Labs operating expenses on our augmented reality initiatives, approximately [●]% on our virtual reality initiatives, and approximately [●]% on social platforms and other initiatives. We apply significant judgment in estimating this expense breakdown as there are certain shared costs across product lines, and our expectations are subject to change, including as the metaverse ecosystem and our business strategies evolve.

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December 21, 2022	4

In connection with its response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at (212) 450-4111 or michael.kaplan@davispolk.com with any questions you may have with respect to the foregoing.

Very truly yours,

By:	/s/ Michael Kaplan
Michael Kaplan

cc:	Katherine R. Kelly, Vice President, Deputy General Counsel and Secretary
Meta Platforms, Inc.

VIA EDGAR

December 21, 2022	5